
May 6, 2025

Sandstorm Gold Royalties
Reports Record Operating Results
in First Quarter 2025

Vancouver, BC | Sandstorm Gold Ltd. ("Sandstorm Gold Royalties", "Sandstorm" or the "Company") (NYSE: SAND, TSX: SSL) has released its financial results for the three months ended March 31, 2025 (figures in U.S. dollars unless otherwise indicated).

First Quarter Financial Highlights

Strong commodity prices continued to drive robust financial results during the first quarter, including:

- Record revenue of $50.1 million (compared to $42.8 million for the comparable period in 2024);

- Production of 18,492 attributable gold equivalent ounces[1] (compared to 20,316 ounces for the comparable period in 2024);

- Record total sales, royalties, and income from other interests[1] of $54.1 million (compared to $42.8 million for the comparable period in 2024);

- Cash flows from operating activities, excluding changes in non-cash working capital[1] of $40.8 million (compared to $32.6 million for the comparable period in 2024);

- Record cash operating margins[1] of $2,509 per attributable gold equivalent ounce (compared to $1,782 for the comparable period in 2024); and

- Net income of $11.3 million (compared to a net loss of $3.9 million for the comparable period in 2024).

Corporate Highlights

Share Buybacks and NCIB Renewal

As part of the Company's commitment to shareholder returns, Sandstorm purchased and cancelled approximately 3.1 million of the Company's common shares (the "Common Shares") for total



consideration of approximately $19.1 million during the first quarter. Subsequent to the quarter-end, Sandstorm purchased approximately 270,000 Common Shares for consideration of approximately $2.0 million. The Company will continue to assess its capital allocation strategy with a focus on further share purchases and debt repayment, dependent on market conditions.

In March, Sandstorm renewed its normal course issuer bid ("NCIB"), which allows the Company to purchase up to 20.0 million Common Shares. In conjunction with the NCIB renewal, the Company also renewed its automatic share purchase plan that facilitates purchases under the NCIB at times when the Company would ordinarily not be permitted to make purchases. The Company believes that, at times, the market price of the Common Shares is not fully reflective of their intrinsic value, and repurchasing Common Shares under the NCIB represents a strategic use of available capital compared to other investment opportunities.

Deleveraging Continues

The Company's deleveraging efforts for the quarter resulted in $15 million in net debt repayments plus an additional $12 million subsequent to quarter-end. As of May 6, 2025, a balance of $328 million remains outstanding on the Company's revolving credit facility with an undrawn and available balance of $297 million.

Hod Maden Joint Venture Advancing Critical Path

In March, SSR Mining Inc. ("SSR Mining") announced that the Hod Maden joint venture has approved early-works capital investments in 2025 of approximately $60–$100 million (on a 100% basis), which, in addition to the previously reported $42 million of development costs incurred at the project in 2024, is essential to advancing the project's critical path. Key activities for 2025 are expected to include initial site establishment efforts and the commencement of critical path road and tunnel development for site access. Furthermore, SSR Mining plans to continue infill drilling at Hod Maden with the aim to de-risk the first four years of the mine. An initial exploration program is also planned in 2025, focused on potential extensions to the existing deposit and defining new targets.

Glencore to Submit RIGI Application for MARA

In the first half of 2025, Glencore plc ("Glencore") is expected to submit an application for the MARA copper-gold project under Argentina's Promotional Regime for Large Investment ("RIGI"). For investments exceeding $200 million, RIGI aims to provide certainty and legal stability for long-term investments in Argentina by offering tax, customs, legal, and foreign exchange benefits. MARA is one of the most advanced and lowest capital intensity copper projects in Glencore's growth portfolio and the company continues to advance feasibility and development work. Glencore estimates MARA will produce approximately 200,000 tonnes of copper equivalent per year with a mine life exceeding 20 years.

2024 Reserves & Resources and Sustainability Report

Sandstorm is pleased to provide investors with the Company's updated reserves and resources, which is included in the Company's 2025 Asset Handbook, now available on the Company's website. Based on the Company's estimate of Proven and Probable gold equivalent ounces and 2024 production of approximately 73,000 gold equivalent ounces, Sandstorm's stream and royalty reserves and resources



support a robust 28-year mine life. In 2024, approximately 600,000 metres of drilling was completed on Sandstorm's royalty claims, of which approximately 320,000 metres were drilled on properties already in production. As a result of these exploration activities by mining partners, once again, more ounces were discovered on Sandstorm's royalty properties in 2024 than were produced, showcasing the exploration upside within the Company's existing royalty portfolio.

Sandstorm has also published its 2024 Sustainability Report, which highlights the Company's commitment to environmental, social, and governance best practices while also showcasing initiatives from various mining operators contributing to Sandstorm's royalty portfolio. Both the 2024 Sustainability Report and 2025 Asset Handbook are available at www.sandstormgold.com or by contacting Investor Relations at info@sandstormgold.com.

Production Outlook

Based on the Company's existing streams and royalties, attributable gold equivalent ounces are forecasted to be between 65,000 and 80,000 ounces in 2025, which considers a range of commodity price scenarios and a phased ramp-up at Equinox Gold Corp.'s Greenstone mine. The Company's 2025 guidance is sensitive to changes in relative commodity prices, with a ±10% change in both the copper and silver prices relative to the gold price expected to impact attributable gold equivalent ounces by approximately ±1,500 ounces. Long-term, the Company forecasts production to be approximately 150,000 attributable gold equivalent ounces in 2030 when factoring the Company's existing streams and royalties plus the exercise of the Company's exclusive gold stream option on the MARA project in Argentina.

First Quarter Financial Results

For the three months ended March 31, 2025, the Company realized record revenue of $50.1 million and sold 18,492 attributable gold equivalent ounces (compared to $42.8 million and 20,316 ounces, respectively, for the comparable period in 2024). Approximately 73% of the Company's gold equivalent production was attributable to precious metals, 20% from copper, and 7% from other commodities.

	Revenue (in millions)	Gold Equivalent Ounces
Precious Metals	$34.8	13,471
Copper	$11.3	3,647
Other	$4.0	1,374
Total	**$50.1**	**18,492**

The continued ramp-up at the Greenstone gold mine, which commenced deliveries to Sandstorm in the third quarter of 2024, contributed to the Company's record quarterly revenue, as did an increase in copper deliveries from the Chapada copper mine, which included additional deliveries as part of the true-up mechanism under the Chapada stream agreement. Revenue was also supported by stronger gold,



silver, and copper prices, whereby the Company realized an average selling price of gold of $2,880 per ounce during the quarter. Continuing a trend from previous quarters, the outperformance of gold prices relative to silver, copper, and iron ore drove a decrease in gold equivalent ounces sold. Additionally, gold equivalent production decreased compared to the first quarter of 2024 as a result of the timing of sales and a larger opening inventory related to certain assets in the first quarter of 2024.

The Company realized cash operating margins of $2,509 per attributable gold equivalent ounce, which marks the fifth consecutive quarter of record operating margins. The Company had net income of $11.3 million during the first quarter and cash flows from operating activities, excluding changes in non-cash working capital, were $40.8 million. Net income and cash flows were positively impacted by higher revenue as discussed and a decrease in financing expense resulting from the continued repayment of the Company's revolving credit facility, which had an outstanding balance of $340 million at March 31, 2025.

Stream & Royalty Portfolio

Of the 18,492 gold equivalent ounces sold during the first quarter from the Company's diversified streaming and royalty portfolio, approximately 29% of production was attributable to mines located in North America, including 16% attributable to Canadian mines, 48% from South American mines, and 23% from operations in other countries.

North America

Production continues to ramp-up at the Greenstone gold mine in Ontario, Canada. Under the Company's gold stream, Sandstorm received and sold 1,269 gold ounces from Greenstone in the first quarter. Equinox Gold Corp. ("Equinox Gold") remains focused on ramping up production to full capacity and previously noted that production in the first half of 2025 was anticipated to be at lower head grades, impacting Sandstorm's stream deliveries through to mid-2025. The operator expects the processing plant to achieve design recovery rates by mid-2025 following various optimization and improvement efforts. Equinox Gold is forecasting production at Greenstone to be between 300,000 and 350,000 gold ounces in 2025, and an expected average of 390,000 ounces produced annually for the first five years.

Sandstorm received its first advance royalty payment from the Robertson project, part of Barrick Gold Corp.'s Cortez Complex in Nevada. Under the terms of the royalty agreement, Sandstorm is entitled to receive advance payments of $500,000 per annum commencing January 1, 2025 until the project achieves production or until January 2, 2034. In November 2024, Robertson received a positive Record of Decision from the U.S. Bureau of Land Management, constituting the last major Federal environmental permit. Additional study work at Robertson remains ongoing and the Company continues to anticipate full-scale production in 2027.

South America

Year-over-year revenue and attributable production from the Chapada copper mine in Brazil increased, supported by higher commodity prices as well as an increase in copper pounds sold. Sandstorm received additional copper deliveries in the first quarter as a result of the true-up mechanism under the Company's copper stream, following sufficient annual production at Chapada in 2024. Lundin Mining Corporation ("Lundin Mining") plans to invest in a drill program of 20,000 metres in 2025 with a goal to grow



resources at Chapada, while additional drilling at the Saúva deposit will continue to further define higher grade resources that will be incorporated into an updated resource estimate, and an updated technical report is expected to be filed this year.

Lundin Mining anticipates allocating the largest portion of its $40 million planned exploration expenditures in 2025 to the Caserones mine in Chile, where 18,000 metres of drilling and geophysical programs are planned. The drill program will focus on deeper in-pit drilling to better define higher grade breccia zones along with exploration drilling to continue testing the sulphide mineral potential below the Angelica oxide deposit.

Royalty revenue from the Fruta del Norte mine ("FDN") in Ecuador continues to be positively impacted by higher gold prices. Following a record year of production at FDN in 2024, Lundin Gold Ltd. ("Lundin Gold") reported a year-over-year increase in gold production in the first quarter at FDN. Lundin Gold also reported the successful completion of the plant expansion project and other proactive maintenance items. Higher mill head grade in the first quarter was a result of strategic mine resequencing and positive grade reconciliation, which Lundin Gold expects to continue through the first half of 2025.

Royalty revenue attributable to the Vale S.A. ("Vale") iron ore royalties was in-line with expectations in the first quarter. In February, Vale reported that the Capanema project, which will add 15 million tonnes per annum ("Mtpa") of iron ore to the Mariana complex started commissioning in November 2024. The Mariana complex is covered by Sandstorm's partial royalty on the Vale Southeastern System, which will start contributing to the royalty once a cumulative sales threshold of 1.7 billion tonnes of iron ore has been reached, which Sandstorm expects to occur in the first half of 2025.

Other Countries

Gold sales from the Company's Bonikro stream were lower year-over-year as sales in the comparable period of 2024 benefited from atypical inventories at the end of 2023, which were sold in the first quarter of 2024. Allied Gold Corporation ("Allied Gold") is forecasting production in 2025 to be weighted toward the second half, in part, as a result of improvements to feed grades at Bonikro. In addition to Allied Gold's guidance for Bonikro, the Company expects that 5%–10% of Allied Gold's guided production at Agbaou will reflect toll treated Bonikro material that is covered by Sandstorm's gold stream. Allied Gold anticipates $60 million of capital expenditures at Bonikro in 2025, related to production stripping, further exposing higher-grade ore and leading to robust free cash flows in the years that follow when the rock movement and stripping ratio meaningfully decrease.

Resource and exploration activities continue at Allied Gold's mining and exploration licenses covered under Sandstorm's area of interest. Key activities include the Hiré mining license where drilling has identified an additional zone of mineralization near the Assondji-So pit and further drilling is expected to commence at the Assondji-So South prospect in 2025. Furthermore, 2024 drilling at the Dougbafla North prospect at the Oumé project defined a geological model, with further testing planned for the southern extension. Exploration efforts successfully converted significant Inferred Mineral Resources into Indicated Mineral Resources, supporting the project's advancement. Geotechnical and hydrogeological drilling programs are planned for 2025 to support a Pre-Feasibility Study at Oumé, with results expected by year's end.



In March, Ivanhoe Mines Ltd. filed two technical reports covering the Platreef Integrated Development Plan 2025 for its Platreef PGM mine in South Africa. The two completed independent studies consist of an updated Feasibility Study on the Phase 2 expansion to 4.1 Mtpa of processing capacity and a Preliminary Economic Assessment covering a new Phase 3 expansion to 10.7 Mtpa of processing capacity. Phase 1 production is expected to commence in the fourth quarter of 2025, with Phase 2 expansion expected in 2027. Sandstorm expects first deliveries under the Company's Platreef gold stream to commence in the first half of 2026.

Develop Global Limited recently reported that the recommissioning of the Woodlawn mine is on budget and on schedule for production and cashflow in the second quarter of 2025. The ball mill and copper flotation circuit have successfully been commissioned ahead of schedule, while saleable concentrate has been produced throughout the commissioning period and underground stope ore production commenced in late March. First silver deliveries to Sandstorm are expected in mid-2025.

In January, the Company entered into an option agreement with Vatukoula Gold Mines PTE Limited ("VGML") related to the Vatukoula mine. Under the terms of the agreement, the Company agreed to a forbearance period in respect of VGML's past-due gold deliveries and granted VGML an option to repurchase the associated gold stream and net smelter returns royalty. In consideration for these concessions, the Company received a payment of $4.0 million. Subsequently, during the three months ended March 31, 2025, the Company terminated its stream and royalty interests in the Vatukoula mine in exchange for additional consideration of $10.0 million. Since acquiring the Vatukoula gold stream in 2021, the Company realized an approximate 12% internal rate of return on the investment.

Webcast & Conference Call Details

A conference call will be held on Wednesday, May 7, 2025, starting at 8:30am PDT to further discuss the first quarter results. To participate in the conference call, use the following dial-in numbers and conference ID, or join the webcast using the link below:

International: (+1) 437-900-0527
North American Toll-Free: (+1) 888-510-2154
Conference ID: 57797
Webcast URL: https://app.webinar.net/N3LYEBVEJqy

Note 1
Sandstorm has included certain performance measures in this press release that do not have any standardized meaning prescribed by International Financial Reporting Standards Accounting Standards as issued by the International Accounting Standards Board ("IFRS Accounting Standards" or "IFRS") including, (i) total sales, royalties, and income from other interests, (ii) attributable gold equivalent ounce, (iii) average cash cost per attributable gold equivalent ounce, (iv) cash operating margin, and (v) cash flows from operating activities excluding changes in non-cash working capital.

    (i)   Total sales, royalties and income from other interests is a non-IFRS financial measure and is calculated by taking total revenue which includes sales and royalty revenue, and adding contractual income relating to royalties, streams and other interests excluding gains and losses on dispositions. The Company presents total sales, royalties and income from other interests as it believes that certain investors use this information to



evaluate the Company's performance and ability to generate cash flow in comparison to other streaming and royalty companies in the precious metals mining industry.

(ii) Attributable gold equivalent ounce is a non-IFRS financial ratio that uses total sales, royalties, and income from other interests as a component. Attributable gold equivalent ounce is calculated by dividing the Company's total sales, royalties, and income from other interests, less revenue attributable to non-controlling shareholders for the period, by the average realized gold price per ounce from the Company's gold streams for the same respective period. The Company presents attributable gold equivalent ounces as it believes that certain investors use this information to evaluate the Company's performance in comparison to other streaming and royalty companies in the precious metals mining industry that present results on a similar basis.

(iii) Average cash cost per attributable gold equivalent ounce is calculated by dividing the Company's cost of sales, excluding depletion by the number of attributable gold equivalent ounces. The Company presents average cash cost per attributable gold equivalent ounce as it believes that certain investors use this information to evaluate the Company's performance and ability to generate cash flow in comparison to other streaming and royalty companies in the precious metals mining industry who present results on a similar basis.

(iv) Cash operating margin is calculated by subtracting the average cash cost per attributable gold equivalent ounce from the average realized gold price per ounce from the Company's gold streams. The Company presents cash operating margin as it believes that certain investors use this information to evaluate the Company's performance and ability to generate cash flow in comparison to other streaming and royalty companies in the precious metals mining industry that present results on a similar basis.

(v) Cash flows from operating activities excluding changes in non-cash working capital is a non-IFRS financial measure that is calculated by adding back the decrease or subtracting the increase in changes in non-cash working capital to or from cash provided by (used in) operating activities. The Company presents cash flows from operating activities excluding changes in non-cash working capital as it believes that certain investors use this information to evaluate the Company's performance in comparison to other streaming and royalty companies in the precious metals mining industry that present results on a similar basis.

Refer to pages 29–32 of the Company's MD&A for the quarter ended March 31, 2025, which is available on SEDAR+ at www.sedarplus.com, for a numerical reconciliation of the non-IFRS financial measures described above. The presentation of these non-IFRS financial measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate these non-IFRS financial measures differently.

Contact Information

For more information about Sandstorm Gold Royalties, please visit our website at www.sandstormgold.com or email us at info@sandstormgold.com.

Erfan Kazemi
Chief Financial Officer

604 689 0234

Kim Bergen
VP, Capital Markets

604 628 1164



ABOUT SANDSTORM GOLD ROYALTIES

Sandstorm is a precious metals-focused royalty company that provides upfront financing to mining companies and receives the right to a percentage of production from a mine, for the life of the mine. Sandstorm holds a portfolio of approximately 230 royalties, of which 40 of the underlying mines are producing. Sandstorm plans to grow and diversify its low-cost production profile through the acquisition of additional gold royalties. For more information visit: www.sandstormgold.com.

CAUTIONARY STATEMENTS TO U.S. SECURITYHOLDERS

The financial information included or incorporated by reference in this press release or the documents referenced herein has been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, which differs from US generally accepted accounting principles ("US GAAP") in certain material respects, and thus are not directly comparable to financial statements prepared in accordance with US GAAP.

This press release and the documents incorporated by reference herein, as applicable, have been prepared in accordance with Canadian standards for the reporting of mineral resource and mineral reserve estimates, which differ from the previous and current standards of the United States securities laws. In particular, and without limiting the generality of the foregoing, the terms "mineral reserve", "proven mineral reserve", "probable mineral reserve", "inferred mineral resources,", "indicated mineral resources," "measured mineral resources" and "mineral resources" used or referenced herein and the documents incorporated by reference herein, as applicable, are Canadian mineral disclosure terms as defined in accordance with Canadian National Instrument 43-101 — Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") — CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the "CIM Definition Standards").

For United States reporting purposes, the United States Securities and Exchange Commission (the "SEC") has adopted amendments to its disclosure rules (the "SEC Modernization Rules") to modernize the mining property disclosure requirements for issuers whose securities are registered with the SEC under the Exchange Act, which became effective February 25, 2019. The SEC Modernization Rules more closely align the SEC's disclosure requirements and policies for mining properties with current industry and global regulatory practices and standards, including NI 43-101, and replace the historical property disclosure requirements for mining registrants that were included in SEC Industry Guide 7. Issuers were required to comply with the SEC Modernization Rules in their first fiscal year beginning on or after January 1, 2021. As a foreign private issuer that is eligible to file reports with the SEC pursuant to the multi-jurisdictional disclosure system, the Corporation is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and will continue to provide disclosure under NI 43-101 and the CIM Definition Standards. Accordingly, mineral reserve and mineral resource information contained or incorporated by reference herein may not be comparable to similar information disclosed by United States companies subject to the United States federal securities laws and the rules and regulations thereunder.

As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of "measured mineral resources", "indicated mineral resources" and "inferred mineral resources." In addition, the SEC has amended its definitions of "proven mineral reserves" and "probable mineral reserves" to be "substantially similar" to the corresponding CIM Definition Standards that are required under NI 43-101. While the SEC will now recognize "measured mineral resources", "indicated mineral resources" and "inferred mineral resources", U.S. investors should not assume that all or any part of the mineralization in these categories will be converted into a higher category of mineral resources or into mineral reserves without further work and analysis. Mineralization described using these terms has a greater amount of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, U.S. investors are cautioned not to assume that all or any measured mineral resources, indicated mineral resources, or inferred mineral resources that the Company reports are or will be economically or legally mineable without further work and analysis. Further, "inferred mineral resources" have a greater amount of uncertainty and as to whether they can be mined legally or economically. Therefore, U.S. investors are also cautioned not to assume that all or any part of inferred mineral resources will be upgraded to a higher category without further work and analysis. Under Canadian securities laws, estimates of "inferred mineral resources" may not form the basis of feasibility or pre-feasibility studies, except in rare cases. While the above terms are "substantially similar" to CIM Definitions, there are differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as "proven mineral reserves", "probable mineral reserves", "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the SEC Modernization Rules or under the prior standards of SEC Industry Guide 7.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This press release contains "forward-looking statements", within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, the Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Sandstorm Gold Royalties. Forward-looking statements include, but are not limited to, the future price of gold, silver, copper, iron ore and other metals, the estimation of mineral reserves and resources, realization of mineral reserve estimates, the timing and amount of estimated future production, and the expectation and amount of common shares that the Company may purchase under its Normal Course Issuer Bid. Forward-looking statements can generally be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "anticipate", "believe", "continue", "plans", or similar terminology.



Forward-looking statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Sandstorm Gold Royalties to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Sandstorm Gold Royalties will operate in the future, including the receipt of all required approvals, the price of gold and copper and anticipated costs. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, amongst others, failure to receive necessary approvals, changes in business plans and strategies, market conditions, share price, best use of available cash, gold and other commodity price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks relating to the parties which produce the gold or other commodity the Company will purchase, regulatory restrictions, activities by governmental authorities (including changes in taxation), currency fluctuations, the global economic climate, dilution, share price volatility and competition.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: the impact of general business and economic conditions, the absence of control over mining operations from which the Company will purchase gold, other commodities or receive royalties from, and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined, risks in the marketability of minerals, fluctuations in the price of gold and other commodities, fluctuation in foreign exchange rates and interest rates, stock market volatility, as well as those factors discussed in the section entitled "Risks to Sandstorm" in the Company's annual report for the financial year ended December 31, 2024 and the section entitled "Risk Factors" contained in the Company's annual information form dated March 31, 2025 available at www.sedarplus.com. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements that are contained or incorporated by reference, except in accordance with applicable securities laws.

